Exhibit 99.2

NORBORD INC.
BOUGHT SECONDARY OFFERING OF COMMON SHARES
TERM SHEET
AUGUST 2, 2017

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Prospective investors should be aware that the acquisition of the Shares (as defined below) may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully in the final base shelf prospectus or any applicable shelf prospectus supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

Issuer:	Norbord Inc. (the “Company”).

Selling Shareholder:	Brookfield Capital Partners II (OSB) L.P. (the “Selling Shareholder”), a fund managed by Brookfield Asset Management Inc.

Issue:	Secondary offering by the Selling Shareholder of 3,550,000 common shares (“Shares”) of the Company (the “Offering”).

Issue Size:	C$150,342,500.

Issue Price:	C$42.35 per Share.

Over-Allotment Option:

The Underwriters will have an over-allotment option to purchase from the Selling Shareholder up to an additional 532,500 Shares (representing 15% of the Offering) at the Issue Price exercisable for a 30-day period following the closing of the Offering.

Use of Proceeds:	The Company will not receive any proceeds from the Offering.

Form of Offering:

The Shares will be offered: (i) in each of the provinces and territories of Canada by way of a prospectus supplement under the Company’s Canadian short form base shelf prospectus dated January 11, 2017, as amended; (ii) in the United States by way of a prospectus supplement under the Company’s U.S. base shelf prospectus dated January 11, 2017, as amended; (iii) and internationally as expressly permitted by the Company.

Eligibility for Investment:	Eligible for RRSPs, RRIFs, DPSPs, RESPs, RDSPs and TFSAs.

Listing:	The Company’s existing Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under ticker symbol “OSB”.

Trade Date:	August 3, 2017.

Closing Date:	On or about August 9, 2017.

Bookrunners:	RBC Capital Markets, BMO Capital Markets, BofA Merrill Lynch, Scotiabank, TD Securities Inc. and CIBC Capital Markets.

The Company has filed a Registration Statement on Form F-10 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offering. Before you invest, you should read the prospectus in that Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. The Company will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it in the United States from RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, telephone: (877) 822-4089, email: equityprospectus@rbccm.com; BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), telephone: (800) 414-3627, email: bmoprospectus@bmo.com; and BofA Merrill Lynch, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC  28255-0001, email: dg.prospectus_requests@baml.com.